UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Movella Holdings Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

62459N 105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Pathfinder Acquisition LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 8,150,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,150,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,150,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 14.81%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)

The reported amount reflects (i) 4,025,000 shares of Common Stock (“Common Shares”) and (ii) 4,125,000 Common Shares issuable in respect of an equal number of warrants to acquire Common Shares upon payment of $11.50 per share (“Warrants”).

(2)

Calculated based on 50,907,431 Common Shares outstanding as of August 9, 2023, as reported in the Issuer’s Form 10-Q filed on August 11, 2023, as increased by 4,125,000 Common Shares issuable in respect of the 4,125,000 Warrants held by the Reporting Person.

Item 1(a).	Name of Issuer

Pathfinder Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1950 University Avenue, Suite 350

Palo Alto, California 94303

Item 2(a).	Names of Persons Filing

This statement is filed by the Pathfinder Acquisition LLC, referred to herein as the “Reporting Person.”

Item 2(b).	Address of the Principal Business Office, or if none, Residence

1950 University Avenue, Suite 350

Palo Alto, California 94303

Item 2(c).	Citizenship

See response to Item 4 on the cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.00001 par value per share

Item 2(e).	CUSIP Number

G04119106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

The reported securities are directly held by Pathfinder Acquisition LLC (the “Sponsor”). HGGC Pathfinder Holdings I, LLC (“HGGC Holdings”) has the power to appoint three members to the board of managers of the Sponsor. Arrowhead Holdings, LLC (“Arrowhead”) has the power to appoint a member to the board of managers of the Sponsor. Industry Ventures Tech Buyout Fund, LP (“Tech Buyout”) has the power to appoint two members to the board of managers of the Sponsor. The board of managers of the Sponsor exercises voting and dispositive power over all securities held by the Sponsor. Each of Mr. Richard Lawson and Mr. Steven Young is a member of the board of managers of HGGC Holdings, and each of Mr. Lawson, Mr. Young and Mr. Lance Taylor has been appointed to the board of managers of the Sponsor by HGGC Holdings. Mr. David Chung is the managing member of Arrowhead and has been appointed to the board of managers of the Sponsor by Arrowhead. Each of Ms. Lindsay Sharma and Mr. Hans Swildens is a member of the investment committee of IV Tech Buyout GP, LLC, the general partner of Tech Buyout, and has been appointed to the board of managers of the Sponsor by Tech Buyout. Accordingly, each of HGGC Holdings, Arrowhead, Tech Buyout, Mr. Lawson, Mr. Young, Mr. Taylor, Mr. Chung, Ms. Sharma and Mr. Swildens may be deemed to share dispositive power over the securities held by the Sponsor, but disclaim beneficial ownership of such securities. The filing of this Statement shall not be construed as an admission that the Reporting Person or any of the foregoing is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

PATHFINDER ACQUISITION LLC

By:	/s/ David Chung
Name: Title:	David Chung Chief Executive Officer